UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CRISPR Therapeutics AG
(Name of Issuer)
Common Shares, CHF 0.03 nominal value per share
(Title of Class of Securities)
H17182 108
(CUSIP Number)
Matthew R. Gemello, Esq.
William L. Hughes, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA  94105
(415) 773-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. H17182 108

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bayer Global Investments B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,319,717

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,319,717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,319,717

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. H17182 108

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bayer AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,319,717

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,319,717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,319,717

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D/A

Introduction

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends the statement on Schedule 13D (the “Schedule 13D”), originally filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2016 (the “Original Filing Date”) by Bayer Global Investments B.V. (the “Company”) and Bayer AG, the 100% owner, through subsidiaries, of the Company (the “Owner” and together with the Company, the “Reporting Persons”).  This Amendment No. 1 relates to the sale by the Reporting Persons of 1,389,030 shares of common stock, having a nominal value of CHF 0.03 per share (the “Common Stock”), of CRISPR Therapeutics AG (the “Issuer”) which resulted in a decrease in the Reporting Persons’ beneficial ownership to 7.2% as of January 8, 2020.  Capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meaning assigned to them in the Schedule 13D.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended by adding the following to the end thereof.
In connection with the filing of Amendment No. 1 to the Schedule 13D, Exhibits A and B have been updated and are filed herewith.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:
From December 18, 2019 to January 8, 2020, the Reporting Persons sold an aggregate of 1,389,030 shares of Common Stock of the Issuer in a series of open market transactions at various prices. Information regarding the sales is set forth in Item 5(c). The Reporting Persons may engage in additional sales of the Issuer’s Common Stock as described in the second  paragraph of this Item 4.
Item 5. Interest in Securities of the Issuer.
Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a) To the knowledge of the Reporting Persons, no director or executive officer of either Reporting Person beneficially owns any shares of Common Stock of the Issuer.
As of the Original Filing Date, the Company beneficially owned 5,105,330 shares of Common Stock of the Issuer. As the Company is indirectly wholly-owned by the Owner, the Owner also beneficially owned the same 5,105,330 shares of Common Stock as of the Original Filing Date, which then represented 12.8% of the outstanding shares of the Issuer as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended.
From December 18, 2019 to January 8, 2020, the Reporting Persons sold an aggregate of 1,389,030 shares of Common Stock of the Issuer in a series of open market transactions. As of December 18, 2019, prior to any sales on such date, the Reporting Persons beneficially owned less than 10% of the Issuer’s outstanding Common Stock as a result of the Issuer’s issuance of additional Common Stock since the Original Filing Date. As of January 8, 2020, the Reporting Persons beneficially owned an aggregate of 4,319,717 shares of the Issuer’s Common Stock, or approximately 7.2% of the Issuer’s Common Stock outstanding.
(b) As the Company is indirectly wholly-owned by the Owner, the Company and the Owner share voting and investment power over the Issuer’s Common Stock reported in the Schedule 13D and amendments thereto.
As of the Original Filing Date, the Reporting Persons shared voting and investment power over 5,105,330 shares of Common Stock of the Issuer.
As of January 8, 2020, the Reporting Persons shared voting and investment power over 4,319,717 shares of Common Stock of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
(c) Other than the transactions described below, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any director or executive officer of either Reporting Person has effected any transaction in the Common Stock of the Issuer during the past 60 days.
From December 18, 2019 to January 8, 2020, the Reporting Persons sold an aggregate of 1,389,030 shares of Common Stock of the Issuer in a series of open market transactions at various prices as follows:

Trade Date	Shares Sold	Weighted Average Price Per Share ($)
2019-12-18	40,000*	65.75
2019-12-19	35,945*	64.39
2019-12-23	102,579	68.02
2019-12-24	47,517	67.20
2019-12-26	147,400	66.33
2019-12-27	102,564	66.29
2019-12-30	113,755	62.25
2019-12-31	115,800	61.82
2020-01-02	179,310	59.27
2020-01-03	132,600	59.27
2020-01-06	91,987	59.67
2020-01-07	95,027	60.28
2020-01-08	184,546	62.27
* Consists of shares sold by a wholly owned indirect subsidiary of Owner that were originally received as a pro rata distribution from a limited partnership subsequent to the Original Filing Date.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended and supplemented by replacing Exhibits A and B to the Schedule 13D and adding Exhibit H.

Exhibit	Title

Exhibit A	Information concerning the Company’s executive officers and directors.

Exhibit B	Information concerning the Owner’s executive officers and directors.

Exhibit H	Joint Filing Agreement, dated January 10, 2020 among the Reporting Persons.

Signature. After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Signatures

/s/ Patrick Lennaerts on behalf of Bayer Global Investments B.V.	01/10/2020
** Signature of Reporting Person	Date

/s/ Martina Völkel, M. Völkel, CFI - Head of LATAM on behalf of Bayer AG	01/10/2020
** Signature of Reporting Person	Date

/s/ Martin Eisenhauer, M. Eisenhauer, Senior Counsel on behalf of Bayer AG	01/10/2020
** Signature of Reporting Person	Date